

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

Via E-mail
Gale E. Klappa
Chairman of the Board and Chief Executive Officer
Wisconsin Energy Group
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Re: Wisconsin Energy Corporation
Registration Statement on Form S-4
Filed August 13, 2014
File No. 333-198096

Dear Mr. Klappa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. At this time, a review remains open for the annual report on Form 10-K filed by Integrys Energy Group, Inc. for the fiscal year ended December 31, 2013. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard. As applicable, please tell us what consideration you gave to revising your registration statement to address the comments relating to such Form 10-K for the fiscal year ended December 31, 2013.

2. Please disclose throughout the joint proxy statement/prospectus a dollar value for the aggregate merger consideration to be received by the Integrys shareholders, using a representative date to value the stock consideration (e.g., the last trading day before the public announcement of the merger).

The Merger, page 39

Background to the Merger, page 39

3. We note that the merger consideration proposed by you on April 23, 2014, included "a special dividend of the after-tax net proceeds and certain balance sheet adjustments from the sale of IES (which was assumed to occur prior to the closing of the transaction) expected to be $4.73 per share." However, we note that the merger consideration proposed on June 16, 2014 and approved by each of your board of directors and Integrys board of directors "did not include any contingent consideration mechanism related to the potential sale of the IES Retail Business." Please explain the rationale for the exclusion of such contingent consideration mechanism from the merger consideration.

4. We note your disclosure on page 46 that members of the Integrys board of directors formed a Transaction Committee to "oversee and work together with management in connection with Integrys' exploration of a strategic transaction with Wisconsin Energy." Please tell us whether the Integrys board considered forming an independent special committee and what consideration, if any, was given to disclosing the board's perspective on forming a special committee. In addition, please tell us what consideration was given to whether the lack of a special committee should be disclosed in a risk factor and/or elsewhere in your registration statement as a potential risk of the merger.

U.S. Federal Income Tax Consequences, page 107

U.S. Federal Income Tax Consequences to Integrys Shareholders, page 108

5. We note your disclosure on page 109 that your tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and tax counsel for Integrys, Cravath, Swaine & Moore LLP, will provide tax opinions dated as of the completion date of the merger. We also note your disclosure within the same section that neither you nor Integrys intends to waive the condition that a tax opinion be provided. Please clarify whether the provision of these tax opinions is a non-waivable condition to the merger. If the provision of the tax opinions is a waivable condition of the merger, please file the tax opinions in a pre-effective amendment to your registration statement, and please also confirm to us and disclose in your joint proxy statement/prospectus that you will recirculate and resolicit if any such condition is waived and the change in tax consequences is material. Please see Sections III.D.2 and III.D.3 of Staff Legal Bulletin No. 19.

Litigation Related to the Merger, page 111

6. Please provide any material updates regarding the pending litigation filed in connection with the proposed transaction by alleged shareholders of Integrys against Integrys, the individual directors of Integrys and you.

The Merger Agreement, page 112

7. We note your disclosure that "one should not read [the representations in the merger agreement] or any description thereof as characterizations of the actual state of facts or condition of Wisconsin Energy or Integrys, which are disclosed in the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference herein." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

Where You Can Find More Information, page 172

8. You may wish to revise this section to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gale E. Klappa
Wisconsin Energy Group
September 10, 2014
Page 4

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Susan Hassan, Esq.